Auscrete Corporation

PO Box 847

504 East First Street

Rufus, OR. 97050

Ph: (541) 739-8298 Fax: (541) 739-8298

October 16, 2014

The Chief,

Office of Information Technology

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Auscrete Corporation withdrawal of incorrectly submitted Amendment to form S-1/A

Dear Sir,

We have inadvertently submitted to our file on the EDGAR system, an S-1/A Amended Registration Statement. The submission was submitted with the incorrect File Number.

SEC chief counsel, Edward Kelly has asked us to request that this document be withdrawn.

The detail of the submission to be withdrawn is below:

S-1/A Documents [Amend] General form for registration of securities under the Securities Act of 1933

2014-10-09     333-166976     141150092

Acc-no: 0001492091-14-000019 (33 act) Size :1 MB

I trust the above information will be enough to enable you to locate the errant file and I request that it be withdrawn.

Sincerely

/s/ John Sprovieri //

John Sprovieri

President/CEO

Auscrete Corporation

john@auscretehomes.com